SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. _)*

PAYONEER GLOBAL INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

70451X104

(CUSIP Number)

Yitzhak Avidor

Viola Ventures III, L.P.

Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach, 4672530, Israel

+972-9-972-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 70451X104	Page 2 of 10 Pages

1.	Names of Reporting Persons Viola Ventures, III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 22,576,129
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,576,129
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,576,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The percentage presented is based on 338,344,659 shares of the Issuer’s common stock issued and outstanding as of June 25, 2021, as reported by the Issuer in its current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021.

CUSIP NO. 70451X104	Page 3 of 10 Pages

1.	Names of Reporting Persons Viola Ventures GP 3 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,576,129 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,576,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,576,129 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 22,576,129 shares of the Issuer’s common stock held by Viola Ventures, III L.P., for which the reporting person serves as the sole general partner and may therefore be deemed to share beneficial ownership. See Item 5.

(2)	The percentage presented is based on 338,344,659 shares of the Issuer’s common stock issued and outstanding as of June 25, 2021, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 1, 2021.

CUSIP NO. 70451X104	Page 4 of 10 Pages

1.	Names of Reporting Persons Shlomo Dovrat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,576,129 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,576,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,576,129 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 22,576,129 shares of the Issuer’s common stock held by Viola Ventures, III L.P. The reporting person serves as a director of Viola Ventures GP 3 Ltd., the sole general partner of Viola Ventures, III L.P., and may therefore be deemed to share voting power and dispositive power with respect to these shares. See Item 5.

(2)	The percentage presented is based on 338,344,659 shares of the Issuer’s common stock issued and outstanding as of June 25, 2021, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 1, 2021.

CUSIP NO. 70451X104	Page 5 of 10 Pages

1.	Names of Reporting Persons Harel Beit-On
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,576,129 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,576,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,576,129 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 22,576,129 shares of the Issuer’s common stock held by Viola Ventures, III L.P. The reporting person serves as a director of Viola Ventures GP 3 Ltd., the sole general partner of Viola Ventures, III L.P., and may therefore be deemed to share voting power and dispositive power with respect to these shares. See Item 5.

(2)	The percentage presented is based on 338,344,659 shares of the Issuer’s common stock issued and outstanding as of June 25, 2021, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 1, 2021.

CUSIP NO. 70451X104	Page 6 of 10 Pages

1.	Names of Reporting Persons Avi Zeevi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,576,129 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,576,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,576,129 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 22,576,129 shares of the Issuer’s common stock held by Viola Ventures, III L.P. The reporting person serves as a director of Viola Ventures GP 3 Ltd., the sole general partner of Viola Ventures, III L.P., and may therefore be deemed to share voting power and dispositive power with respect to these shares. See Item 5.

(2)	The percentage presented is based on 338,344,659 shares of the Issuer’s common stock issued and outstanding as of June 25, 2021, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 1, 2021.

CUSIP NO. 70451X104	Page 7 of 10 Pages

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “common stock”) of Payoneer Global Inc., a Delaware corporation (the “Issuer” or “Payoneer Global”). The principal executive office of Payoneer Global is located at 150 W 30th Street, New York, NY 10001.

Item 2. Identity and Background.

This Statement is being filed by each of: (i) Viola Ventures, III L.P., a Cayman Islands limited partnership (“Viola Ventures III”), (ii) Viola Ventures GP 3 Ltd., an Israeli limited liability company (“Viola Ventures GP 3”), which serves as the sole general partner of Viola Ventures III (together with Viola Ventures GP 3, collectively, the “Reporting Entities”); (iii) Shlomo Dovrat, (iv) Harel Beit-On and (v) Avi Zeevi (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

Viola Ventures III directly holds the shares of common stock reported in this Statement. Viola Ventures GP 3, an Israeli limited liability company, serves as the sole general partner of Viola Ventures III and possesses voting and investment authority with respect to the shares of common stock held thereby. Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi serve as the directors of Viola Ventures GP 3, which provides them with ultimate voting and investment authority with respect to the shares of common stock directly held by Viola Ventures III.

The following identity and background information is presented with respect to the Reporting Entities:

(a) State of Organization: Viola Ventures III— Cayman Islands; Viola Ventures GP 3– Israel.

(b) Principal Business: Viola Ventures III is one of a number of funds created by Viola Ventures, a venture capital firm which focuses on investments in Israeli or Israeli-related early-stage tech startups until they reach maturity. Viola Ventures GP 3 is a company that manages the investments by Viola Ventures III.

(c) Address of Principal Business and Principal Office: For each Reporting Entity: 12 Abba Eban Avenue, Ackerstein Towers, Building D, Herzliya Pituach 4672530, Israel.

(d) Criminal Proceedings: During the last five years, neither of the Reporting Entities has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, neither of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of the Reporting Individuals:

(b) Business Address: 12 Abba Eban Avenue, Ackerstein Towers, Building D, Herzliya Pituach 4672530, Israel.

(c) Present Principal Occupation: Business person.

(d) Criminal Proceedings: During the last five years, none of the Reporting Individuals or other persons listed in this Item 2 has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, none of the Reporting Individuals or other persons listed in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

CUSIP NO. 70451X104	Page 8 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Viola Ventures III received the shares of common stock of Payoneer Global reported in this Statement as a result of the closing of those certain business combination transactions under that certain Agreement and Plan of Reorganization (as amended on February 16, 2021, on May 10, 2021 and June 22, 2021, the “Reorganization Agreement”), by and among FTAC Olympus Acquisition Corp., New Starship Parent, Inc. (“ParentCo”, which later changed its name to Payoneer Global), Starship Merger Sub I Inc., a wholly owned subsidiary of ParentCo, Starship Merger Sub II Inc., a wholly owned subsidiary of ParentCo, and Payoneer Inc. (“Payoneer”).

Pursuant to the terms of the Reorganization Agreement, Viola Ventures III’s shares of preferred stock of Payoneer were cancelled, and in consideration thereof, Viola Ventures III became entitled to receive 22,576,129 shares of Payoneer Global’s common stock. Viola Ventures III did not pay any cash consideration for its acquisition of shares of Payoneer Global’s common stock pursuant to the Reorganization Agreement.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the shares of common stock of Payoneer Global held by Viola Ventures III for investment purposes. The Reporting Persons intend to continue to review their investment in Payoneer Global and may, based on such review as well as other factors (including, among other things, their evaluation of Payoneer Global’s business, prospects and financial condition, amounts and prices of available shares of common stock, the market for Payoneer Global’s securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional shares of common stock of Payoneer Global or sell shares of common stock of Payoneer Global, on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the shares of common stock of Payoneer Global held by Viola Ventures III (subject to any applicable requirement to update this Statement as a result of any such changed intent or disposition of shares of common stock of Payoneer Global under the rules of the U.S. Securities and Exchange Commission (the “SEC”)).

Except as set forth herein, as of the filing of this Statement, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by Viola Ventures III or any of the Reporting Persons of additional shares of common stock, or the disposition of shares of common stock that it or they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Issuer’s common stock to be delisted from a national securities exchange (such as The Nasdaq Stock Market LLC, on which the common stock is currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 338,344,659 shares of the Issuer’s common stock issued and outstanding as of June 25, 2021, as reported by the Issuer in its current report on Form 8-K filed with the SEC on July 1, 2021.

(a) Each of the Reporting Persons may be deemed to beneficially own 22,576,129 shares of common stock of the Issuer, representing approximately 6.7% of the issued and outstanding share capital of the Issuer.  All of those 22,576,129 shares of common stock are held by Viola Ventures III, and it therefore possesses sole voting and dispositive power with respect to all of those shares. The remaining Reporting Persons may be deemed to possess shared voting and dispositive power with respect to all 22,576,129 of the shares of common stock held by Viola Ventures III (representing 6.7% of the Issuer’s issued and outstanding common stock) due to their possession of direct (in the case of Viola Ventures GP 3) or indirect (in the case the Reporting Individuals) authority to make voting and investment decisions with respect to those shares, in light of their respective relationships with or to Viola Ventures III described in Item 2 above.

Each of the Reporting Persons disclaims beneficial ownership of all shares of common stock as to which beneficial ownership may be attributed to him or it, as appropriate, except to the extent of his or its pecuniary interest therein and except, in the case of Viola Ventures III, for the 22,576,129 shares of common stock held directly by Viola Ventures III.

CUSIP NO. 70451X104	Page 9 of 10 Pages

Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any shares of the Issuer’s common stock.

(b) The Reporting Persons possess sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of (in the case of Viola Ventures III only), and shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of (in the case of all other Reporting Persons), 22,576,129 shares of the Issuer’s common stock as described in paragraph (a) of this Item 5 above.

(c) Except for the transactions described in Item 3 of this Statement, none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.

(d) The various limited partners of Viola Ventures III have the right to receive dividends from, and proceeds from the potential sale of, the 22,576,129 shares of common stock held by Viola Ventures III.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On June 25, 2021, in connection with the consummation of the business combination transactions as contemplated under the Reorganization Agreement, Payoneer Global entered into an amended and restated registration rights agreement with FTAC Olympus Sponsor, LLC, FTAC Olympus Advisors, LLC, and certain other initial equity holders of Payoneer Global— including Viola Ventures III— (the “Registration Rights Agreement”), a copy of which was attached as Exhibit C to the Reorganization Agreement, which served as Annex A to the proxy statement/prospectus for the business combination transactions (and which served as Exhibit 2.1 to the Registration Statement on Form S-4, of which that proxy statement/prospectus was a part, filed by Payoneer Global (formerly known as New Starship Parent Inc.) with the SEC on February 16, 2021.

Pursuant to the Registration Rights Agreement, Payoneer Global is obligated to file a resale shelf registration statement on behalf of the stockholder parties (including Viola Ventures III) within 15 business days after the closing of the business combination transactions. The Registration Rights Agreement also provides the parties thereto (including Viola Ventures III) with demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions, including underwriter cutbacks and issuer blackout periods. In addition, subject to certain exceptions, each party to the Registration Rights Agreement (including Viola Ventures III) has agreed for a period of time not to transfer or dispose of Payoneer Global common stock.

The foregoing description of the Registration Rights Agreement is qualified by reference to a copy of that agreement, which serves as Exhibit 1 to this Statement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 –	Amended and Restated Registration Rights Agreement, dated as of June 25, 2021, by and among Payoneer Global Inc. (formerly known as New Starship Parent Inc.), FTAC Olympus Sponsor, LLC, FTAC Olympus Advisors, LLC, and the former holders of shares of common stock, preferred stock and warrants of Payoneer Inc. whose names appear on the signature pages thereto (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Payoneer Global Inc. with the SEC on July 1, 2021)

Exhibit 2 --	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

CUSIP NO. 70451X104	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola Ventures, III L.P.

By:	Viola Ventures GP 3 Ltd.,
its general partner

By:	/s/ Yitzhak Avidor
Name:	Yitzhak Avidor

By:	/s/ Avi Zeevi
Name:	Avi Zeevi

Viola Ventures GP 3 Ltd.

By:	/s/ Yitzhak Avidor
Name:	Yitzhak Avidor

By:	/s/ Avi Zeevi
Name:	Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: July 6, 2021